Exhibit 6.3

Aperion Management Retention Plan

1.	Immediate new options ($0.016/share):

	a.	Lance	100,000

	b.	Richard	100,000

	c.	Nilda	45,000 (due to discrepancy with options from 4/15/10)

	d.	Adam Eldridge	82,500

	e.
All vesting to be over 12 months with accelerated vesting upon an external financing (which satisfies the parameters below in Section 2(a)) or Liquidation Event (as defined in the Certificate of Incorporation).

2.	Management bonus plans

a.
Upon an external financing (beyond CrossCart LLC which is not a Liquidation Event) of at least $2 million funding or signing of a license/distribution deal with at least $2 million of upfront payments or milestones achievable within 12 months of signing

		i.	D. Lee	$35,000 plus Salary Delta Amount

		ii.	D. Cocke	$15,000 plus Salary Delta Amount

		iii.	L. Johnson	$25,000 plus Salary Delta Amount

		iv.	R. Robinson	$25,000 plus Salary Delta Amount

		v.	N. Agron	$10,000 plus Salary Delta Amount

	b.	Upon a Liquidation Event which results in proceeds to the holders of convertible promissory notes and stockholders of at least $15 million and less than $25 million

		i.	D. Lee	$300,000 plus Salary Delta Amount

		ii.	D. Cocke	$150,000 plus Salary Delta Amount

		iii.	L. Johnson	$250,000 plus Salary Delta Amount

		iv.	R. Robinson	$250,000 plus Salary Delta Amount

		v.	N. Agron	$50,000 plus Salary Delta Amount

		vi.	DA/AH	$100,000 plus Salary Delta Amount

c.	Upon a liquidation event which results in proceeds to the holders of convertible promissory notes and stockholders equal to or greater than $25 million and less than $100 million

	i.	D. Lee		$750,000 plus Salary Delta Amount

	ii.	D. Cocke		$300,000 plus Salary Delta Amount

	iii.	L. Johnson		$400,000 plus Salary Delta Amount

	iv.	R. Robinson		$400,000 plus Salary Delta Amount

	v.	N. Agron		$100,000 plus Salary Delta Amount

	vi.	DA/AH		$250,000 plus Salary Delta Amount

d.	Upon a liquidation event which results in proceeds to the holders of convertible promissory notes and stockholders equal to or greater than $100 million

	i.	4% of the proceeds split as follows:

		1.	D. Lee	30% plus Salary Delta Amount

		2.	D. Cocke	15% plus Salary Delta Amount

		3.	L. Johnson	20% plus Salary Delta Amount

		4.	R. Robinson	20% plus Salary Delta Amount

		5.	N. Agron	5% plus Salary Delta Amount

		6.	DA/AH	10% plus Salary Delta Amount

ii.
The bonus (excluding the Salary Delta Amount) will be capped at a total of $10 million or an exit value of $250 million.  The Salary Delta Amount will be paid in addition to the bonus amount of $10 million if the bonus is at or above the maximum amount.

e.
The Salary Delta Amount is calculated as the difference between the salary received by such person after July 1, 2013 and the amount such person would have received if his or her salary in effect during June 2013 had continued from July 1, 2013 until the foregoing bonus is earned.  For the avoidance of doubt, if an external financing occurs that triggers a bonus under Section 2(a) above and then upon a Liquidation Event that triggers a bonus under Section 2(b), (c) and (d) shall not include a Salary Delta Amount.  Salary return to levels pre July 1, 2013 levels post external financing or liquidation event.

f.	A participant in the management bonus plans must continue as an employee or consultant through the bonus event in order to earn a bonus under the foregoing provisions.